November 5, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Century Aluminum Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which was filed with the U.S. Securities and Exchange Commission on November 5, 2020.

Respectfully submitted,

Century Aluminum Company
By:	/s/ CRAIG CONTI
Craig Conti
Executive Vice President and Chief Financial Officer (Principal Financial Officer)